Exhibit 99.1

PRESS RELEASE

WiLAN Provides Litigation Update

OTTAWA, Canada – July 15, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) announced that a trial jury in ongoing litigation against Alcatel-Lucent USA Inc., Ericsson Inc., HTC Corporation and Sony Mobile Communications in the United States District Court for the Eastern District of Texas, Tyler Division, determined that the four patents in suit were found not infringed. Certain claims in three of the four patents were found invalid.

The patents in suit were U.S. Patent Nos. 6,222,819, 6,381,211, 6,088,326 and 6,195,327.

WiLAN is disappointed with the jury’s decision and is currently reviewing its options with trial counsel, Vinson & Elkins LLP.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 265 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com